March 11, 2010

Mail Stop 3010

Mr. Gregory F. Hughes
Chief Financial Officer
SL Green Realty Corp.
420 Lexington Avenue
New York, NY 10170

   Re: **SL Green Realty Corp.**
     Form 10-K for the year ended December 31, 2009
     Filed February 16, 2010
     File No. 001-13199

Dear Mr. Hughes:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Income, page 68

1. In a response letter dated July 9, 2009, you agreed to eliminate the subtotal Income (loss) from continuing operations before gains, noncontrolling interest and discontinued operations from your income statement in future filings. It does not appear that you have complied with this comment in your Form 10-K for the year ended December 31, 2009. Please confirm to us that you will revise your

presentation as previously requested in all future filings. Refer to Rule 5-03 of
Regulation S-X.

Condensed Consolidated Statement of Equity, page 69

2.   Please tell us why you have not allocated a portion of other comprehensive
        income to noncontrolling interests, and quantify the amounts of comprehensive
        income applicable to the noncontrolling interests, if any. Refer to ASC 810-10-
        65-1.b.3.

3.   Please provide a reconciliation of the beginning balance and ending balance of
        Noncontrolling interests in operating partnership for each period an income
        statement is required to be filed. This reconciliation may be provided on the face
        of the consolidated statement of equity, in a separate statement or in a note to the
        financial statements. To the extent that the reconciliation is included on the
        consolidated statement of equity, please do not include redeemable interests in the
        permanent equity total. Refer to Rule 3-04 of Regulation S-X and ASC 810-10-
        50-1A.

Note 6. Investment in Unconsolidated Joint Ventures, page 91

4.   According to various press reports you have an investment of $200 million in the
        Manhattan apartment complex known as Peter Cooper Village and Stuyvesant
        Town. It also appears that this investment may be through your investment in
        Gramercy. In your response please tell us the extent of your investment in this
        apartment complex and the potential impact to your financial statements or tell us
        where this has been disclosed.

Note 15. Noncontrolling Interest in Operating Partnership, page 115

5.   Please clarify how you have accounted for the carrying value of the outstanding
        OP units in future filings. Please provide us with your proposed disclosure.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
proposed revisions that keys your responses to our comments and provides any requested
supplemental information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief